Exhibit 99.4

FORM OF LOCK UP AND VOTING AGREEMENT

LOCK UP AND VOTING AGREEMENT dated November 2, 2008 (the “Voting Agreement”) is by and between NEOSTEM, INC., a Delaware corporation (the “Parent”), The CHINA BIOPHARMACEUTICALS HOLDINGS, INC., a Delaware corporation (the “Company”), and the individuals or entities listed on Schedule A annexed hereto (collectively, the “Stockholders” and each individually is a “Stockholder”).

RECITALS

WHEREAS, concurrent with the execution of this Voting Agreement, the Company, Parent and CBH Acquisition LLC (“Subco”), a Delaware limited liability company and a wholly owned subsidiary of Parent, have entered into an Agreement and Plan of Merger dated of even date herewith (as amended from time to time, the “merger agreement”) pursuant to which the Company, which owns 51% of the equity of Suzhou Erye Pharmaceuticals Co. Ltd (“Erye”), will be merged with and into Subco with Subco continuing as the surviving company and as a direct wholly owned subsidiary of Parent (the “merger”);

WHEREAS, the Stockholders are the record and beneficial owners of certain shares of common stock, par value $0.001 per share, of the Company (the “Common Shares”), all outstanding shares of Series A Preferred Stock, par value $0.001 per share, of the Company (the “Series A Preferred Stock”) and all outstanding shares of Series B Preferred Stock, par value $0.001 per share, of the Company (the “Series B Preferred Stock”) in the amounts set forth opposite the Stockholder’s name on Schedule A hereto, and/or may become, at any time after the date hereof, the record and beneficial owners of shares of capital stock of the Company (the Common Shares, Series A Preferred Stock, Series B Preferred Stock and any shares of capital stock of the Company that may be acquired after the date hereof are collectively referred to herein as the “Shares”); and

WHEREAS, as an inducement and a condition to entering into the merger agreement, Parent desires that each of the Stockholders agree, and each of the Stockholders is willing to agree, to enter into this Voting Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent, the Company and each of the Stockholders, intending to be legally bound, hereby agree as follows:

1. Certain Definitions. In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein have the respective meanings ascribed to them in the merger agreement. For purposes of this Voting Agreement:

(a)

“Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities

Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(b)	“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust (including any beneficiary thereof), unincorporated organization or government or any agency or political subdivision thereof.

2. Disclosure. Each of the Stockholders hereby agrees to permit the Company and Parent to publish and disclose in the Company’s Proxy Statement, and any press release or other disclosure document which Parent and the Company reasonably determine to be necessary or desirable in connection with the merger and any transactions related thereto, each Stockholder’s identity and ownership of the Shares and the nature of each Stockholder’s commitments, arrangements and understandings under this Voting Agreement.

3. Series A and B Preferred Approval; Voting of Company Stock.

(a) Each of the Stockholders, to the extent they are holders of shares of Series A Preferred Stock or Series B Preferred Stock, in satisfaction of all contractual and legal requirements, hereby: (i) consents to the Company’s execution and delivery of the merger agreement and the taking of all actions by the Company to effect the merger; and (ii) agrees that, during the period commencing on the date hereof and continuing until the Termination Date (as defined below), contemporaneously with any meeting of the holders of the Shares, however called, or in connection with any written consent of the holders of the Shares, the Stockholder shall cause the shares of Series A Preferred Stock and Series B Preferred Stock held of record or Beneficially Owned by the Stockholder, whether now owned or hereafter acquired, to consent in writing to the merger, adoption of the merger agreement and any actions required in furtherance thereof.

(b) Each of the Stockholders, to the extent they are holders of shares of Series A Preferred Stock or Series B Preferred Stock, in satisfaction of any requirements of the Certificate of Designations of Series A Preferred Stock or Series B Preferred Stock of the Company (the “Certificate of Designations”) or otherwise, hereby (i) consents to the provisions in the merger agreement which provide for the merger consideration to be paid to holders of shares of Series A Preferred Stock and Series B Preferred Stock in the manner set forth in the merger agreement and (ii) waives any right to notice of the merger under the Certificate of Designations or otherwise. Each of the Stockholders, to the extent they are holders of shares of Series B Preferred Stock, agrees to take all actions and execute all documents which the Parent or the Company reasonably requests to effect the exchange of their equity interests in the Company for the Parent securities described in the merger agreement on the terms set forth in the merger agreement. In particular, the holder of the Series B Preferred Stock agrees to exchange such shares, and all other equity interests it owns in the Company, for the RimAsia Exchanged Common Shares, the Series C Convertible Preferred Stock and the Class B Warrants. RimAsia also agrees to cancel all warrants it holds in the Company simultaneously with the merger, which warrants (the “RimAsia CBH Warrants”) are fully described on Schedule A. Each of the Stockholders, to the extent they are holders of Series A Preferred Stock, agrees to take all actions and execute all documents which the Parent or the Company reasonably requests to cancel and/or exchange their Series A Preferred Stock as partial consideration for shares of NeoStem Common Stock as more particularly set forth in the merger agreement. The holders of Series B Preferred Stock also agree to cancel all warrants. They hold in the Company simultaneously with the merger, which warrants are fully described on Schedule A. The holders of Series A Preferred Stock and Series B Preferred Stock agree to cancel all Series A and Series B Preferred Stock held by them, to return the certificates for such shares to the Company and to execute any other documents reasonably requested by the Company or NeoStem simultaneously with delivery by the Company to them of the securities described above as consideration.

(c) Each of the Stockholders hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (x) the Effective Time of the merger or (y) the taking by the Board of Directors of the Company of any action permitted under the merger agreement properly to terminate the merger agreement in accordance with its terms (the “Termination Date”), at any meeting of the holders of the Shares, however called, or in connection with any written consent of the holders of the Shares, he shall vote (or cause to be voted) the Shares held of record or Beneficially Owned by the Stockholder, whether now owned or hereafter acquired: (i) in favor of approval of the merger, adoption of the merger agreement and any actions required in furtherance thereof and hereof, (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty, or any other obligation or agreement, of the Company under the merger agreement or any Stockholder under this Voting Agreement and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the merger and the transactions contemplated by this Voting Agreement and the merger agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company, (B) a sale, lease or transfer of a material amount of assets of the Company, or a reorganization, recapitalization, dissolution or liquidation of the Company; (C)(1) any change in a majority of the individuals who constitute the Company’s board of directors; (2) any change in the present capitalization of the Company or any amendment of the Company’s Certificate of Incorporation or By-Laws; (3) any material change in the Company’s corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2) or (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially and adversely affect the merger and the transactions contemplated by this Voting Agreement and the merger agreement.

(d) To the extent that any Stockholder holds any options, warrants or other rights to acquire securities of the Company, the Stockholder consents to the treatment of such securities under the merger agreement and agrees to exchange and/or cancel any options or warrants as provided in the merger agreement.

(e) Each of the Stockholders, to the extent they are holders of the Company’s Series A Preferred Stock or Series B Preferred Stock, agrees that notwithstanding anything else in any agreement to the contrary, (i) no further consent of or notice to the holders of the Series A or Series B Preferred Stock shall be required in connection with the Company’s execution of the merger agreement or consummation of the transactions contemplated thereby, including, without limitation, the merger and (ii) neither the Company’s execution of the merger agreement or consummation of the transactions contemplated thereby, including, without limitation, the merger, shall trigger, or give any legal rights except as contemplated by the merger agreement.

(f) RimAsia agrees that any accrued dividends and any interest and penalties are cancelled, so that RimAsia will have no claims against NeoStem following consummation of the Merger other than to receive the consideration provided in the merger agreement.

4. Covenants, Representations and Warranties of the Company and each Stockholder. The Company represents and warrants to Parent, and each Stockholder represents and warrants to Parent severally with respect to the securities held by it, that to the best of its knowledge, the signatories to this Agreement, as listed on Exhibit A, constitute (a) the holders of 100% of the Series A Preferred Stock of the Company, (b) the holders of 100% of the Series B Preferred Stock of the Company, and (c) that there are no other classes of equity or persons with voting rights with respect to the merger other than the holders of the Series A and Series B Preferred Stock and the Common Stock of the Company. Each of the Stockholders hereby severally represents and warrants (with respect to such Stockholder only and not with respect to each other Stockholder) to, and agrees with, Parent as follows:

(a)	Ownership of Securities. Such Stockholder is the sole record and Beneficial Owner of the number of shares set forth opposite such Stockholder’s name on Schedule A hereto. On the date hereof, the Shares set forth opposite the Stockholder’s name on Schedule A hereto constitute all of the Shares or other securities of the Company owned of record or Beneficially Owned by such Stockholder or with respect to which such Stockholder has voting power by proxy, voting agreement, voting trust or other similar instrument. Such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 3 hereof, sole power of disposition, sole power of conversion, sole power to demand and waive appraisal rights and sole power to agree to all of the matters set forth in this Voting Agreement, in each case with respect to all of the Shares set forth opposite such Stockholder’s name on the signature page hereof, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws, and the terms of this Voting Agreement.

(b)

Authorization. Such Stockholder has the legal capacity, power and authority to enter into and perform all of such Stockholder’s obligations under this Voting Agreement. The execution, delivery and performance of this Voting Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, stockholders agreement, voting trust, trust or similar agreement. This Voting Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is a trustee whose consent is required for the execution and delivery of this Voting Agreement or the consummation by such Stockholder of the transactions contemplated hereby. If such Stockholder is married and such Stockholder’s Shares constitute community property, this Voting Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder’s spouse, enforceable against such person in accordance with its terms.

(c)	No Conflicts. (i) Except as may be required under Section 13 of the Exchange Act, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Voting Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Voting Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of such Stockholder (if applicable), (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of its properties or assets may be bound, or (C) violate any order, writ injunction, decree, judgment, order, statute, rule or regulation applicable to such Stockholder or any of its properties or assets.

(d)	No Encumbrances. Such Stockholder’s Shares at all times during the term hereof will be Beneficially Owned by such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

(e)	No Solicitation. Such Stockholder agrees not to take any action inconsistent with or in violation of the merger agreement.

(f)

Restriction on Transfer; Proxies and Non-Interference. At any time during the period (the “Lock-Up Period”) from the date hereof until the earlier of (i) one hundred and eighty (180) days following the closing of the Merger or (ii) the termination of the Merger Agreement, such Stockholder shall not, directly or indirectly, (i) except for a Permitted Transfer (as defined below) and except as contemplated by the merger agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of any such Stockholder’s Shares, or any interest therein, or any or all of any such

Stockholder’s shares of NeoStem Common Stock or NeoStem Preferred Stock, or any interest therein, whether such shares are held by such Stockholder as of the date hereof or are acquired by such Stockholder from and after the date hereof, whether in connection with the merger or otherwise (together with the Shares, the “Lock-Up Shares”), (ii) except as contemplated by this Voting Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to the Lock-Up Shares, or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder’s obligations under this Voting Agreement.

(g)	Reliance by Parent. Such Stockholder understands and acknowledges that Parent is entering into the merger agreement in reliance upon such Stockholder’s execution and delivery of this Stockholder Agreement.

(h)	Permitted Transfer. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, any Stockholder may sell or transfer any Shares to any Stockholder or any other Person who executes and delivers to Parent an agreement, in form and substance acceptable to Parent, to be bound by the terms of this Agreement to the same extent as the transferring Stockholder (any such transfer, a “Permitted Transfer”).

(h)	Restriction on Conversion. Each of the Stockholders hereby irrevocably agrees not to convert any Series A Preferred Stock or Series B Preferred Stock that the Stockholder beneficially owns at or prior to the effective time of the merger except with NeoStem’s consent and agrees to receive in exchange for the Shares in the merger the consideration provided for in the merger agreement.

5. Waiver of Appraisal Rights. Each of the Stockholders hereby irrevocably waives any and all appraisal, dissenter or other similar rights which the Stockholder may otherwise have with respect to the consummation of the merger, including without limitation, any rights pursuant to Section 262 of the Delaware General Corporation Law. Each of the Stockholders acknowledges that it has been afforded a reasonably opportunity to review information and ask questions regarding the merger agreement and the merger.

6. Stop Transfer Legend.

(a)	Each of the Stockholders agrees and covenants to Parent that such Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Stockholder’s Shares, unless such transfer is made in compliance with this Voting Agreement.

(b)	Without limiting the covenants set forth in paragraph (a) above, in the event of a stock dividend or distribution, or any change in Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, other than pursuant to the merger, the term “Shares” shall be deemed to refer to and include any and all shares into which or for which any or all of the Shares may be changed or exchanged, including, without limitation, shares of NeoStem Common Stock and/or NeoStem Preferred Stock issued in respect thereof in connection with the merger agreement or otherwise, and appropriate adjustments shall be made to the terms and provisions of this Voting Agreement.

7. Further Assurances. From time to time until the expiration of the Lock-Up Period, at Parent’s request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Voting Agreement.

8. Stockholder Capacity. If any Stockholder is or becomes during the term hereof a director or an officer of the Company, such Stockholder makes no agreement or understanding herein in his capacity as such director or officer. Each of the Stockholders signs solely in his or her capacity as the record and Beneficial Owner of the Stockholder’s Shares.

9. Termination. Except as otherwise provided herein, the covenants and agreements contained herein with respect to the Shares shall terminate upon the earlier of (a) the Termination Date regardless of the circumstances or (b) the expiration of the Lock-Up Period.

10. Miscellaneous.

(a)	Entire Agreement. This Voting Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b)	Certain Events. Subject to Sections 4(f) and (g) hereof, each of the Stockholders agrees that this Voting Agreement and the obligations hereunder shall attach to each such Stockholder’s Shares and shall be binding upon any Person to which legal or Beneficial Ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation, each Stockholder’s heirs, guardians, administrators or successors. Notwithstanding any such transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Voting Agreement.

(c)	Assignment. This Voting Agreement shall not be assigned by operation of law or otherwise without the prior written consent of Parent in the case of an assignment by any Stockholder and each Stockholder in the case of any assignment by Parent; provided that Parent may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

(d)	Amendment and Modification. This Voting Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto affected by such amendment.

(e)	Notices. Any notice or other communication required or which may be given hereunder shall be in writing and delivered (i) personally, (ii) via telecopy, (iii) via overnight courier (providing proof of delivery) or (iv) via registered or certified mail (return receipt requested). Such notice shall be deemed to be given, dated and received (i) when so delivered personally, via telecopy upon confirmation, or via overnight courier upon actual delivery or (ii) two days after the date of mailing, if mailed by registered or certified mail. Any notice pursuant to this section shall be delivered as follows:

If to the Stockholder, to the address set forth for the Stockholder on Schedule A to this Voting Agreement.

If to Parent:

NeoStem, Inc.

420 Lexington Avenue

Suite 450

New York, New York 10170

Attn: Catherine Vaczy, Esq.

Facsimile: (646) 514-7787

with copies to:

Lowenstein Sandler, PC

65 Livingston Avenue

Roseland, NJ 07078

Attention: Alan Wovsaniker, Esq.

Fax: 973-597-2565

(f)	Severability. Whenever possible, each provision or portion of any provision of this Voting Agreement will be interpreted in such a manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Voting Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision of this Voting Agreement in such jurisdiction, and this Voting Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(g)	Specific Performance. Each of the parties hereto agrees, recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Voting Agreement will cause the other parties to sustain damages for which they would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach any aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements (without any requirement to post bond or other security and without having to prove actual damages) and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(h)	Remedies Cumulative. All rights, powers and remedies provided under this Voting Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such rights, powers or remedies by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

(i)	No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Voting Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(j)	No Third Party Beneficiaries. This Voting Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(k)	Governing Law. This Voting Agreement will be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

(l)

Submission to Jurisdiction. Each party to this Voting Agreement irrevocably consents and agrees that any legal action or proceeding with respect to this Agreement and any action for enforcement of any judgment in respect thereof will be brought in the state or federal courts located within the jurisdiction of the United States District Court for the Southern District of New York, and, by execution and delivery of this Voting Agreement, each party to this Voting Agreement hereby irrevocably submits to and accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and appellate courts from any appeal thereof. Each party to this Voting Agreement further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof in the manner set forth in Section 10(e). Each party to this Voting Agreement hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Voting Agreement brought in the courts referred to above and hereby further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. Nothing in this Section 10(l) shall be deemed to constitute a submission to jurisdiction, consent or waiver with respect to any matter not specifically referred to herein.

(m)	WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY ACTION, SUIT OR PROCEEDING IN CONNECTION WITH THIS VOTING AGREEMENT.

(n)	Description Headings. The description headings used herein are for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Voting Agreement.

(o)	Counterparts. This Voting Agreement may be executed in counterparts, each of which will be considered one and the same Voting Agreement and will become effective when such counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(p)	No Survival. No representations, warranties and covenants of the Stockholder in this Agreement shall survive the merger. The Stockholder shall have no liability hereunder except for any willful and material breach of this Agreement by the Stockholder.

(q)	Action in Stockholder Capacity Only. The parties acknowledge that this Agreement is entered into by each Stockholder solely in such Stockholder’s capacity as the beneficial owner of such Stockholder’s Shares and, notwithstanding anything herein to the contrary, nothing in this Agreement in any way restricts or limits any action taken by such Stockholder or any designee or related party of such Stockholder in his or her capacity as a director or officer of the Company and the taking of any actions in his or her capacity as an officer or director of the Company will not be deemed to constitute a breach of this Agreement, regardless of the circumstances related thereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent and each of the Stockholders have caused this Voting Agreement to be duly executed as of the day and year first above written.

NEOSTEM, INC.

By:
Name:
Title:

CHINA BIOPHARMACEUTICALS HOLDINGS, INC.

By:
Name:
Title:

RIMASIA CAPITAL PARTNERS, LP

By:
Name:
Title:

ERYE ECONOMY AND TRADING CO. LTD.

By:
Name:
Title:

ERYE PHARMACEUTICALS COMPANY LTD.

By:
Name:
Title:

Chris Peng Mao
Director and Chief Executive Officer

An Lufan
Director, President and Chief Technology Officer

Liu Xiaohao
Director and Senior Vice President

Stephen E. Globus
Director

Mingsheng Shi
Director and Chief Operating Officer

Jian Zhang
Director and Chief Financial Officer

Weihua Ding
Director

Dr. Wang Taihua

Schedule A

	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Warrants
Executive Officers of CBH:
Chris Peng Mao	3,432,986
Liu Xiaohao	2,425,992
Mingsheng Shi
Jian Zhang
An Lufan	3,036,848

Non-Employee Directors of CBH:
Weihua Ding
Stephen E. Globus	485,714

Series A Preferred Stockholder		1,152,500

(Stephen Globus)

Series B Preferred Stockholder			6,653,656	12,000,000 shares of common stock issuable upon the exercise of warrants
(RimAsia Capital Partners, L.P.):

				Additional Common Stock Purchase Warrants (No. R-2) issued to RimAsia on November 16, 2007

Erye Economy and Trading Co., Ltd.

Erye Pharmaceuticals Company Ltd.

Dr. Wang Taihua